UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 16, 2022

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. Notice of Delisting

On December 16, 2022, Forward Pharma A/S (the “Company”) received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq believes that the Company is a "public shell" pursuant to Listing Rule 5101, and that the continued listing of its securities is no longer warranted. The Company will not appeal this determination. Therefore, the Company expects the trading of its American Depositary Shares on The Nasdaq Capital Market to be suspended at the opening of business on December 28, 2022, and that Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. Additionally, the Company intends to file with the SEC a Form 15 requesting the suspension of the Company’s reporting obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: December 19, 2022	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer